Exhibit 99.1

FANGDD ANNOUNCES MANAGEMENT AND BOARD CHANGES

SHENZHEN, China, May 18, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced that Mr. Yi Duan has resigned as the Chairman of the of the Board of Directors, Co-Chief Executive Officer, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee for personal reasons. Mr. Duan will continue to serve as a director of the Company. Mr. Xi Zeng, the Company’s director and Chief Executive Officer, has been appointed to serve as the Chairman of the Board of Directors, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee. These changes became effective today.

Mr. Xi Zeng, Chief Executive Officer of FangDD, commented, “Together with Mr. Duan, we have established a leading real estate-focused online marketplace in China. On behalf of FangDD and the Board, I would like to thank Mr. Yi Duan for his invaluable contributions and dedication to the Company. Together with the leadership team, I will further build on that and lead the company to navigate the changing markets.”

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com